FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated October 26, 2012

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer’s ID (CNPJ/MF) no. 50.746.577/0001-15
Corporate Registry (NIRE) 35.300.177.045
Publicly-held Company

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Cosan”), in reference to the Material Fact published on May 28, 2012, announces to its shareholders and the market in general that on this date, the decision of the São Paulo State Sanitation and Energy Regulatory Agency – ARSESP authorizing the transfer of shareholding control of Companhia de Gás de São Paulo – Comgás to Cosan subsidiary Provence Participações S.A. was published in the Official Gazette of the State of São Paulo.

In compliance with the prior conditions of the purchase and sale agreement executed by Cosan and the BG Group, the parties will take all necessary measures to conclude the operation, which will be announced to the market as soon as the operation is finalized.

São Paulo, October 26, 2012

Marcelo Martins
Executive Vice-President of Finance and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 26, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer